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CHINA MEDICINE CORPORATION: CHINA MEDICINE
CORPORATION Q2 EARNINGS CONFERENCE CALL

August 13, 2008/10:00 a.m. EDT

SPEAKERS

Crocker Coulson
Senshan Yang
Huizhen Yu
Melissa Kong

PRESENTATION

Coordinator
Good day, ladies and gentlemen and welcome to the China Medicine Corporation Second Quarter Earnings conference call. My name is Becky and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question and answer session towards the end of this conference. (Operator’s instructions.) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Crocker Coulson. You may proceed.

C. Coulson	Thank you very much. Good morning, everybody. Good evening to those of you joining us from China and welcome all of you to China Medicine’s Second Quarter 2008 Earnings conference call.

With me today are China Medicine’s Chairman and CEO, Mr. Senshan Yang and China Medicine’s CFO, Ms. Huizhen Yu. Before I turn the call over to Mr. Yang, I’d like to remind our listeners that in this call, management’s prepared remarks contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are statements about the future.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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For that reason, these statements involve risks and uncertainties as future events cannot be accurately predicted. Words such as “plans,” “intends,” “will,” “hopes,” “seeks,” “believes,” and the like often identify such forward-looking statements.

These forward-looking statements include those concerning plans and objectives with respect to the present and future operations of China Medicine and its subsidiaries and affiliates, and statements which will express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the company to change such plans and objectives or fail to successfully implement them.

Therefore, the company claims the protection of the Safe Harbor for forward-looking statements concerning the company’s business, products and financial results. All such forward-looking statements are expressly qualified in their entirety by this cautionary statement and the risks factored detailed in the company’s filings with the SEC.

Further, China Medicine assumes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

With those formalities now out of the way, it’s my pleasure to turn the call over to Mr. Yang, who will make some very brief opening remarks in Chinese, which will be translated by Melissa Kong. I’ll then come back to present the remainder of Mr. Yang’s remarks in English.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

S. Yang	Hello. (Comments given in Chinese.)

M. Kong
Thank you, everyone. Welcome to everyone and thank you for joining us today. I’m very happy to report that China Medicine experienced a strong second quarter in 2006 with significant increases in revenue and net income.

We continue to implement our sales strategy and push further into rural and municipal regions of Guangdong in order to maintain our position as a leading developer and distributor of pharmaceutical products in China.

S. Yang	(Comments given in Chinese.)

M. Kong
We also made some progress in our lab experiments for recombinant Aflatoxin Detoxifizyme, an innovative product we are developing that has the potential to detoxify Aflatoxin, which is a potential cancer causing agent in food and feed.

However, due to the temporary band on toxicity testing that was implemented by Chinese Government because of the Olympic Games, our schedule has changed. We now expect to launch trial sales later at the end of this year/beginning of next year. We remain optimistic about the prospects for commercialization as we will discuss.

In July, we achieved a major milestone, being granted a patent for rADTZ in Australia, which is valid through January 2025.

S. Yang	(Comments given in Chinese.)

M. Kong
In order to become vertically integrated, we are actively evaluating pharmaceutical manufacturing facilities for acquisition. We are confident that we have the right management team in place to implement our plans and are committed to maximizing value for our shareholders.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

Now that I have completed translating for Mr. Yang’s initial comments, I would like to turn the conference call over to Crocker Coulson.

C. Coulson	Great. Thank you, Mr. Yang and thank you, Melissa. I’ll now present the rest of the comments on behalf of the management.

During the second quarter, China Medicine continued to successfully execute our strategy and delivered exceptionally results that were driven by strong performance in our pharmaceutical distribution business.

Revenues increased 40.8% year-over-year to $11.6 million. Our gross profit increased 72.8% year-over-year to $4.2 million. Operating income increased 107% to $3 million while our net income increased 118.8% year-over-year to $2.5 million or a full $0.16 per diluted share. Before we review our financial results in more detail, I’d like to provide a brief overview of our business, as well as our market outlook.

As many of you already know, China Medicine is a leading pharmaceutical distributor in China and has shown tremendous growth since going public in 2006. Following with the rapid growth in the pharmaceutical industry in China, we started to invest in research and development of new pharmaceutical products and have become a developer now of innovative new products. As a result, we currently have four patents registered with the SFDA in China and seven more patents that are pending approval.

Our strong top line growth during the quarter was driven by increased sales of pharmaceutical products. Drugs and dietary supplements accounted for 93.4% of revenues in the second quarter followed by sales of medical formulas, which made up 4.9% of sales. Sales of medical equipment accounted for 1.7% of sales in the quarter.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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Our breakdown in the drugs and dietary category is as follows: Western prescription products made up 61.8% of sales in this category followed by traditional Chinese medicine prescription products at 18.2%; TCM over-the-counter products at 8.7% and Western over-the-counter products at 4.3%. Overall, we experienced strong sequential and year-over-year growth for both drugs and dietary supplements.

Our top selling drugs for the quarter were Lopamidol injections, which accounts for about 13% of sales and are used to help diagnose heart, brain, blood and nervous system disorders when using x-rays or CT scans; Sanqi, Panax Notoginseng for injection, which promotes blood circulation and resolves blood stasis and … granules for the treatment of coughs, headaches and dizziness, each of which contributed about 7% of sales.

And then Levocarnitine for injection, a nutritional supplement used to treat carnitine deficiency, which can lead to liver, heart and muscle problems accounts for about 5% of sales. Collectively, these top selling drugs accounted for 32% of our revenues.

Sales in pharmaceuticals obtained through the Guangdong Sunshine Medicine Public Internet Bidding System contributed to 35% of total revenues. Sales of pharmaceutical products for which we have national distribution rights made up 35.7% of total revenues and sales of products for which we have manufacturing licenses accounted for $5.6% of total revenues. Sales of pharmaceutical products for which we have exclusive regional level distribution rights made up the remaining 23.7% of revenues.

During the second quarter, we successfully maintained exclusive rights to distribute the existing 2,300 pharmaceutical products currently included in our product catalog. As a result, we were able to enjoy higher margins since less expense was related to rolling out new products was incurred. This is evident in our 6.6 percentage point year-over-year improvement in gross margin to 35.7% during the quarter. Gross margin also improved from 33% in Q1 of 2008.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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Going forward, we continue to participate in the online bidding system in order to maintain our rights to the existing products and add more products to our portfolio over time.

Turning to our new product pipeline, we’re currently in the process of launching our new proprietary weight loss food supplement called Be Thin in the United States. This is the first time we’ve introduced a product to the U.S. market and we consider it a major accomplishment. Be Thin’s active ingredients include L-Carnatine, a special amino acid manufactured by the human body essential for the production of energy. The other active ingredient is Hydrocitric Acid or HCA, extracted from a fruit called the garcinia cambogia.

Since Be Thin is patented as a food supplement, we’re not required to obtained U.S. FDA approval. Instead, we simply need to submit the necessary documentation to the U.S. FDA for recordkeeping purposes. We’ve already engaged a local drug distributor in the U.S. to launch trials sales of Be Thin and we will plan our marketing strategy based on this initial response. We hope Be Thin will be well received in the U.S. market, as obesity is the second largest leading cause of preventable death in the U.S. where 127 million adults are overweight.

In terms of our developments in the overseas market, we also approval from Pakistan’s SFDA to export Levocarnitine to prevent liver, heart and muscle problems. The company is currently submitting a pricing proposal to Pakistan’s Healthcare Department and we anticipate to receive approval soon. In addition, we’ve received an initial order to supply 50,000 units.

We achieved another major milestone in the quarter by obtaining a patent for recombinant Aflatoxin Detoxifizyme or rADTZ in Australia that’s valid through January 13, 2025. This is in addition to a patent granted early 2004 from the State Intellectual Property Office in China.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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We’ve applied for patents now in 13 different countries and regions, including Australia, Canada, the European Union, Indonesia, Israel, Japan, South Korea, Mexico, Russia, South Africa, the U.S., Hong Kong and India. We are currently testing rADTZ on animal feed and are scheduled to begin working with the Chinese Department of Agriculture on a large-scale experiment in order to meet national standards and apply for production permits.

As Mr. Yang noted, due to the Beijing 2008 Olympic Games, the application for production permit will be delayed since the Chinese Government mandated that all toxicity tests and experiments would be temporarily halted during the Olympics. We have already been approached, however, by several potential customers for rADTZ, including a very large-scale chicken farm in Guangzhou Province, … a global provider of food, agriculture and risk management products and services, and an international manufacturer of enzymes for the detergent, textile and food and feed industry.

Introducing rADTZ into the animal feed industry is relatively straightforward since we required approval only from the Department of Agriculture in China as opposed to entering the food for human industry, where the process may take years. Therefore, our target market is currently China’s entire feed industry that accounts for approximately 274 billion RMB or approximately $39.8 billion in total sales of feed products. In the next three years, we hope that rADTZ will be able to capture approximately 20% of the animal feed market share.

Now, I’d like to talk in a little bit more detail about our financial results. Revenues for the second quarter grew 40.8% to $11.6 million from $8.3 million in the second quarter of 2007. The increase was attributable to overall growth in sales from the company’s pharmaceutical product portfolio. Product sales totals $11.1 million and accounted for 95.1% of total net revenues.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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Sales of Western-style prescription products and OTC made up 66.1% of revenues and sales of TCM prescription and OTC accounted for 26.9% of total revenues. Medical formula sales totaled just $0.57 million, accounting for 4.9% of total revenues, representing an increase of 14.2% over the prior year period.

Gross profit in the second quarter of 2008 was $4.2 million, an increase of 72.8% over Q2 of 2007. Our gross margin increased significantly to 35.7% versus 29.1% for the year-ago period. The increase in gross margin was attributable to the company’s strategy of restructuring our product portfolio mix to include higher margin prescription pharmaceutical products and reduce the percentage of OTC and generic pharmaceutical products.

Operating expenses in Q2 were $1.2 million, up 21.5% from $0.96 million in Q2 of 2007. The increase was due to higher selling, general and administrative expenses, but less than the increase in revenues for the quarter. Operating expenses represented 10% of total sales in Q2, down from 11.6% in Q2 of 2007.

As a result, operating income was $3 million in Q2, up 107% from $1.4 million in Q2 of 2007. Our operating margin was very strong, 25.7% compared to 17.5% for the prior year period. Net income for Q2 was $2.5 million, or $0.16 per fully diluted share, up 119% from $1.1 million, or $0.08 per diluted share in Q2 of 2007. Earnings per share reflects an increase of $1.4 million in diluted average shares compared to Q2 of 2007 primarily due to the exercise of warrants and options.

Now, turning to our balance sheet. As of June 30, China Medicine had $34.2 million of working capital, up 20% from December 31. Also as June 30, China Medicine had $2.8 million in cash and cash equivalents as compared to $5.8 million at year-end.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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For the six-months ended June 30, 2008, cash used in operating activities was $3 million compared to $3.1 million in the six-months ended 2007. This was related to the company’s outstanding accounts receivable and advances to suppliers. Stockholders’ equity as of June 30, 2008 was $37.1 million, an increase of 20% over $30.1 million as of December 31, 2007.

In summary, we’re very pleased with these outstanding financial results in the quarter and with the execution of China Medicine’s business strategy. We’re committed to becoming a leading pharmaceutical distributor and developer of innovative pharmaceutical products in China.

Moving forward, we plan to enhance our profitability based on our ability to continue to develop new products internally and secure additional exclusive distribution rights. In addition, we’re looking forward to expanding our business into the international arena. We’ve identified the strategy to capture international markets through introducing food supplement products and technology transfers.

As we’ve previously discussed, acquisitions represent another important opportunity for growth. We are actively evaluating a number of pharmaceutical manufacturing facilities as potential acquisition targets to complement our existing pharmaceutical distribution capabilities and enhance our manufacturing. We intend to be very disciplined about this process, but we remain very optimistic about our prospects to successfully complete such a transaction.

As we enter into the second half of the year, we remain confident in the outlook of our business and look forward to reporting positive results in the quarters ahead. Based on our outstanding first half of 2008 performance, we feel extremely confident that we will meet our guidance of 25% to 35% revenue growth and 30% to 35% gross margins for the entire fiscal 2008.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

In addition, based on our strong second quarter profitability, we now expect to exceed our prior net income guidance of 20% to 22% for 2008. With that, I’m now going to open up your call to the questions that you may have for the company’s CEO, Mr. Yang or the company’s CFO, Ms. Yu. Operator?

Coordinator	(Operator’s instructions.) Your first question comes from the line of Norm Groons. You may proceed.

N. Groons
This is Norm Groons … Global Fund. I have three questions, two that I e-mailed yesterday. One was regarding the directors, directors Robert Adler and Dr. Rachel Gong. Are they restricted from buying shares on the open market now?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

H. Yu	(Responds to question in Chinese.)

M. Kong
Yes. The company actually received your inquiry regarding if the directors are restricted. They’ve actually already sent the question to the lawyers. So, they will get back to you on this question tomorrow because they are not sure about this. They will get back to you tomorrow.

N. Groons
Okay. Thank you. The second quarter was regarding the online bidding system and distribution rights. This was a long question that I had e-mailed, but the first part was roughly what percent of the 2,300 products that we gained exclusive distribution rights for did we exclusively supply before the online bidding?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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M. Kong	Before the online bidding?

N. Groons	That’s right.

M. Kong	Okay. (Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong	Okay. So, he said that all of the 2,300 products is all from the online bidding system and it’s accumulated throughout the year.

N. Groons	Okay. The question is for the online bidding system, did we exclusively supply most of those products?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
So, actually, it’s a new system in Guangdong province where all the products have to go through the online bidding system in order for you to receive the distribution rights. Of the 2,300 products, ten of them are from the online bidding system. I’m not sure if that answers your question.

N. Groons
Perhaps I’ll follow-up on that later. The second part of that was looking at the downside scenario, what the impact on the business would be if we’re out bid in the future. How much time would we have to sell our inventory before the distribution rights transfer and does the possibility of losing that right change the safety, the sensibility of our large purchase commitments?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Usually, the company minimize their risk in terms of the … inventory based on the average sales of the product that they have the distribution rights. Usually, the distribution rights last us for one to three years. The company does see this as a very big risk for them because they are managing it through the average sales that they are looking and they haven’t been encountering any problems yet.

N. Groons	Okay. How long before the rights expire? Are they renewed? Does the bidding system--?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
The way the bidding system works, you have to bid for the products every year and whoever bids the lowest price will get the product and the company has been getting products from giving the best big price. That’s how it works.

C. Coulson	Operator, maybe we can move to the next question and we’ll certainly come back to you later if you have additional follow-up questions.

N. Groons	Okay.

Coordinator	(Operator’s instructions.) Your next question comes from the line of Boyd Heinz. You may proceed.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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B. Heinz
Hello. Thanks for taking my question. In the press release, the company discussed its breakdown of sales in terms of Western medicine versus traditional Chinese medicine. Can you give us a breakdown of prescription versus OTC in the quarter and year-to-date?

C. Coulson
Sure. I don’t know if we have that on a year-to-date basis, but we certainly have it for the quarter. As we said, within the drug category, Western prescription products were 61.8% of sales and the TCM prescription was 18.2%. TCM over-the-counter was 8.7% and Western over-the-counter was 4.3%.

B. Heinz	Okay. So, I’ll just try to back into that then.

C. Coulson	Yes. The drugs in general were 93.1% of revenues. I think you can get that pretty easily.

B. Heinz
Okay. Let me switch gears and ask you about the outlook for operating expenses in the second half of the year. You did a very nice job controlling those expenses in the first half. Is it reasonable to expect that your operating expenses are going to stay at about a 10% to 11% of revenue rate for the second half of the year?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Okay. The company expects the operating expense to maintain similar to the first half of 2008. However, this is not taking into account if they will need to spend more in terms of marketing the new Be Thin product in the U.S. or if they have come to a point to acquire new facilities or if rADTZ would need more expenses. But if all this … is not going to second happen second half of 2008, then they expect that it will remain stable.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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B. Heinz
Okay. It appears that the company did a very nice job collecting … account receivables during the quarter. Can you talk a little bit about what your expectation is for cash flow from operations for the year? Given that you have about $2.8 million on your balance sheet cash as of the end of the quarter, how do you expect to handle the increase in expenses in terms of marketing, in terms of research and development and testing over the next six to twelve months?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Talking about the cash the company has, looking for R&D expenses, it’s pretty much going to maintain the same unless they get the approval from the Department of Agriculture in China to go ahead with the … action for rADTZ. They will expect another maybe 2.2 million RMB to 3 million RMB of expenses and also, they’re looking into the possibility of acquiring a facility, but the money will be spent only if they find one.

Also, they will also focus on securing more high margin products in order to increase the profitability of the company because last year, the sales to more over-the-counter products has depressed the gross margin. They see securing high margin products as an important strategy for them.

B. Heinz
Okay. You mentioned that the company is looking at possibly acquiring a company. I think they mentioned that in the first quarter. Can you give us a sense of how big that facility would be and how much it might cost the company to acquire it?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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M. Kong
Regarding the acquisition, there are two criteria that that facility has to meet. It has to support the production of the company’s rADTZ and also at the same time, it can also manufacture pharmaceutical products and also all the specifications in place so that they can easily operate the facility. They’re looking at somewhere 200 million RMB, but they are still evaluating and looking at targets. It’s not solid yet.

B. Heinz	Okay. I will get back in queue. Thank you.

M. Kong	Okay. Thank you.

Coordinator	Your next question comes from the line of John Henderson. You may proceed.

J. Henderson
Yes, hello, guys. I just had a couple of questions regarding your largest customers. It looks like in 2007, the five largest customers accounted for a little under 40% of revenues. Can you give a breakdown for the first six months of the year with the largest customer so far?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

H. Yu	(Responds to question in Chinese.)

M. Kong	The five largest customers for the six months is approximately 40.5%.

J. Henderson	Okay. In terms of the stock, how much percent of the stock do the insiders own?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

H. Yu	(Responds to question in Chinese.)

M. Kong	It’s around 43%.

J. Henderson	With the stock sitting around $2 for the last three to six months or so, has there been any insider buying by management and if not, why?

M. Kong	Insider buying by management?

J. Henderson	Yes.

M. Kong	Okay. (Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong	Well, he answered that he doesn’t have … count. He didn’t buy any of the stock within that three to six months.

J. Henderson
Okay. As a follow-up to that, I mean if he’s of the opinion that the stock is very cheap at $2 and business prospects look good, it seems interesting that he wouldn’t be looking to buy more of his stock. That’s just a perspective from a shareholder.

Final question; do you guys have any plans to get the stock at some point listed on an actual exchange?

M. Kong	(Translates question into Chinese.)

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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S. Yang	(Responds to question in Chinese.)

M. Kong
You mentioned that the price is low, valuation is good, the company should buy their own stock. Mr. Yang just commented that if he could loan some money from other people, he would definitely buy his own stock. Unfortunately, this is not the case.

About the upgrade to a major exchange, the company definitely would love to upgrade to NASDAQ. That’s only if they can achieve the $4 per share stock price. Then, they’ll be eligible to upgrade to NASDAQ. That’s something that he’s working forward to and working very hard too.

J. Henderson	All right. Great. Thanks a lot. I appreciate you taking my questions.

C. Coulson	Thank you.

Coordinator	Your next question comes from the line of Norm Groons. You may proceed.

N. Groons	Hello. Thanks for patiently answering all these questions. Let me wrap up with the inventory.

M. Kong	Hello? Sorry; the line is breaking up.

C. Coulson	Can you speak up, Norm?

N. Groons
Yes. Can you hear me? Okay. Let me wrap up the inventory question and then ask briefly about capital raising. For the inventory, the concern was ability to sell our inventory if we lose the distribution rights. How many months does the bidding take place before the rights transfer?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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M. Kong	Hello?

C. Coulson	Yes. Could you hear him, Melissa?

M. Kong	Now, I can hear. Can you repeat the question? I couldn’t hear anything just now.

N. Groons
Sure. Sorry. It may be a bad connection from Sydney here. The concern was ability to sell the inventory if we lose distribution rights. How many months does the auction take place before the rights transfer? How many months would we know that we’re going to lose the rights? How many months would we have to sell through the inventory and that’s on the balance sheet and comes from advances to suppliers? Does that make sense?

M. Kong	Yes. (Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Answering your question, Mr. Yang indicated that if they have this … inventory and they will lose the distribution rights, usually they can actually send the things that they have in inventory back to the manufacturer so that the manufacturer can give it to the new distributor. They do not have the risk in terms of having this product in inventory and cannot sell it because the distribution rights have transferred to someone else.

On that point, the company, like the best selling product, Lopamidol, they have secured the national distribution rights for this product since the year 2000. They deciding point to let them have this distribution right for almost eight years is because they have been selling this product. The revenue has been very high and they have been helping this manufacturer. They would not take the distribution rights back easily.

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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N. Groons	Okay. Excellent. Thank you. My question is related to capital raising. Would you like me to jump back in queue, or go ahead?

C. Coulson	No, go ahead.

N. Groons
Okay. The two questions were from a shareholder’s perspective; it’s nice to see growth without dilution in the number of shares outstanding. Is the company considering raising capital from partnering with the large pharmaceutical companies instead of selling additional shares?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
About capital raising, the company would see if they need capital, the first that they would go is to get a loan from the bank. That would be their first choice. If they do not have enough money from the bank and their own income cannot fund whatever operations they have, then they would maybe consider going to the capital markets.

Let me confirm in terms of the partnering with pharmaceutical companies. When you said that, what form of partner are you talking about?

N. Groons
Sure. The chairman had a very nice comment on the Web site about creating a win-win solution. What I was alluding to was partnering some of the products. For example, raising $20 million in exchange for 20% or what have you share of some of the promising proprietary products under development. Does that make sense?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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M. Kong	Okay. Yes. (Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong	So yes, definitely this is something that they would evaluate because this is not going to dilute the shareholders. So, if possible, he would definitely go for something like this.

N. Groons	Okay. Then my final question; I feel like I’ve asked too many. Is it okay to continue?

C. Coulson	Go ahead.

N. Groons
All right. The final one; if we do raise capital from the capital markets, one way to concede to the company is the net tangible asset value on the balance sheet and then the additional value from intangibles and patents and management’s great experience of growing this. If we do raise more capital, is the intent to raise capital only at something above the net tangible asset value that describes some value to the company’s intangible asset? Does that question make sense?

M. Kong	Let me ask Mr. Yang.

C. Coulson	If they raise capital, are they going to do that to a premium to book value I think is his question.

N. Groons	Yes.

M. Kong	(Translate question into Chinese.)

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
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S. Yang	(Responds to question in Chinese.)

M. Kong
Mr. Yang indicated it should be above book value. However, because they haven’t engaged anyone or spoke to anyone about capital raising and they haven’t had a very solid plan for the acquisition target, so this will be something that they will look into once it gets closer.

N. Groons	Okay. Very good. Thank you very much and let me just congratulate you on what appears to be very thoughtful growth.

C. Coulson	Thank you.

M. Kong	(Translates comment.)

S. Yang	(Responds to comment.)

Coordinator	Your next question comes from the line of Boyd Heinz. You may proceed.

B. Heinz
Hello. Thanks. I have just a couple of other follow-up questions. In the press release this morning, the target market for Aflatoxin was discussed. What it said was that it was the hope that in three years, they were going to capture 20% of the animal feed market and the entire market was discussed as being $40 billion. My question is that obviously, Aflatoxin is not animal feed, but it’s an additive to it. I wanted to kind of get some clarification from the company about what the true market size is for this particular drug.

M. Kong	True market size in terms of--

C. Coulson
The point, Melissa, is that the $40 million, that’s the size of the animal feed market. We were just describing the size of the animal feed market, not the addressable market of how much rADTZ would be required to treat all of that feed. I think that’s what Boyd is trying to figure out. What’s the real addressable market size if ADTZ was used on all of the animal feed in China? What would that add up to?

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Final Transcript
CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

M. Kong	Okay. (Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Boyd, the company hasn’t really estimated in actual numbers how big is the rADTZ market. What he can only say is that ADTZ is not only used for the feed industry. It can be used in the food industry and that industry itself is ten times bigger than the feed industry. He’s just expecting that it’s a large market. There’s no actual numbers yet.

B. Heinz	Has the company thought about pricing for rADTZ?

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong
Based on the experiment that they did for 20-liter experiment of animal feed using pricing of 50 RMB to remove the Aflatoxin per ton of feed, the expected gross margin is around 69% to 71%. Based on the 50-liter experiment, they see the gross margin actually increase from 91% to 95%. The company is thinking about maybe pricing the product to around 70 RMB. That will increase the gross margin even higher. So, based on the experiment, this is the pricing that the company came out with.

C. Coulson	You say it’s 50 RMB to 70 RMB per liter that treats a ton of animal feed?

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CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

M. Kong	…Is $50 to $70 to treat a ton of animal feed.

C. Coulson	RMB or dollars?

M. Kong	RMB.

C. Coulson	Okay. From that, you can probably get some sort of rough market sizing.

B. Heinz	Yes, and the gross margins could be as high as 93%?

M. Kong	It can be more than that if it’s $70.

C. Coulson	I think he said 69 at 50 RMB.

M. Kong	Yes.

B. Heinz	Okay. The last question; I just want to talk about your share structure. Can you give us a fully diluted share count with all the anti-dilutive warrants and options that are still out there?

M. Kong	Okay. (Translates question into Chinese.)

H. Yu	(Responds to question in Chinese.)

M. Kong	Okay. The … shares outstanding is around 50.4 million. There’s another 3.2 million of warrants outstanding and one million for the employee stock options.

B. Heinz
Okay, and in terms of how much of those 4.2 million warrants and options are included in the fully diluted share count, what I could see from the Q, after the first quarter there were about three million warrants whose exercise price was $2.43. None of those were in the share count as of the end of the quarter. How many of the one million options are included in the share count?

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Final Transcript
CHINA MEDICINE CORPORATION: CHINA MEDICINE CORPORATION Q2 EARNINGS CONFERENCE CALL
August 13, 2008/10:00 a.m. EDT

M. Kong	(Translates question into Chinese.)

S. Yang	(Responds to question in Chinese.)

M. Kong	Fully-fully diluted numbers is approximately 19.6 million.

C. Coulson
Just to make it clear, there’s about 3.4 million of warrants outstanding and the average exercise price is $2.35. There’s about 815,000 options outstanding and the average exercise price is $1.91. The basic shares outstanding were just about 15 million for the quarter.

B. Heinz	Okay. Thank you, everyone, for answering my questions. Nice quarter.

C. Coulson	Thank you very much.

Coordinator	(Operator’s instructions.) At this time, I’m showing you have no further questions.

C. Coulson
Great. Well, we have had a lot of questions on today’s call and we’re very pleased at the level of interest that we have in China Medicine’s results. If anybody would like to have a more detailed conversation with the management team, we’re more than happy to coordinate that and provide you translate if you need it.

Again, thanks to all of you and we look forward to coming back to in mid-November and talking about our progress during the third quarter. This does conclude our call for today. Thank you.

M. Kong	Thank you.

Coordinator	Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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